SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
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HENNESSY ADVISORS, INC.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
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COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Class of Securities)

425885100
(CUSIP Number of Class of Securities)

Neil J. Hennessy
Chief Executive Officer
Hennessy Advisors, Inc.
7250 Redwood Boulevard, Suite 200
Novato, California 94945
(415) 899-1555
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
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With a Copy to:
Peter D. Fetzer
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(414) 271-2400
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CALCULATION OF FILING FEE
Transaction Value (1)	Amount of Filing Fee (2)
$25,000,000	$2,905.00

(1)
Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $25.0 million in aggregate value of Common Stock, no par value, of the Issuer at a price of $25.00 per share.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,905	Filing Party: Hennessy Advisors, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 20, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Hennessy Advisors, Inc., a California corporation, on August 20, 2015 (the “Schedule TO”), in connection with the offer to purchase up to $25.0 million in aggregate value of Common Stock, no par value per share (the “Shares”), of Hennessy Advisors, Inc., at a Purchase Price of $25.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. This offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 20, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which were attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase.  Only those items amended and/or supplemented are reported in this Amendment.  Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged.  This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 3.  Identity and Background of Filing Person.

The information set forth in “Incorporation by Reference” on page 29 of the Offer to Purchase is incorporated herein by reference and hereby amended and supplemented by adding the following bullet at the end of the list of documents previously filed with the SEC:

●	“the Company’s Current Report on Form 8-K dated September 17, 2015, as filed with the SEC on September 23, 2015.”

Item 7.  Source and Amount of Funds or Other Consideration.

The information set forth in the item “Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference and hereby amended and restated in its entirety:

The Offer is not subject to any financing condition. Assuming the Offer is fully subscribed, we expect the aggregate purchase price for the Shares, together with related fees and expenses, to be approximately $25.3 million. We plan to fund any purchase of Shares pursuant to the Offer, including the related fees and expenses, using available cash and borrowings under our Credit Facility (as defined below). We have no alternative financing arrangements or plans relating to the Offer other than those described herein.

On September 17, 2015, we entered into a new term loan agreement for $35.0 million among the Company, U.S. Bank National Association and California Bank & Trust (the “Credit Facility”) that replaced the credit facility entered into on October 26, 2012 between the Company and U.S. Bank National Association. The Credit Facility requires 48 monthly payments in the amount of $364,583.33 plus interest, at our option, at either (1) LIBOR plus a margin that ranges from 2.75% to 3.25%, depending on the Company’s ratio of consolidated debt to consolidated EBITDA (see grid below), or (2) (a) the highest of the prime rate set by U.S. Bank from time to time, the Federal Funds Rate plus 0.50%, or one-month LIBOR plus 1.00%, plus (b) a margin that ranges from 0.25% to 0.75%, depending on the Company’s ratio of consolidated debt to consolidated EBITDA (see grid below).  The Credit Facility is secured by substantially all of our assets.

Consolidated Debt to Consolidated EBITDA Leverage Ratio (measured as of end of each calendar quarter)	Applicable Margin for LIBOR Advances	Applicable Margin for Base Rate Advances
˃ 2.00 to 1.00	3.25%	0.75%
≥ 1.00 to 1.00 and < 2.00 to 1.00	3.00%	0.50%
< 1.00 to 1.00	2.75%	0.25%

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The Credit Facility includes reporting requirements and loan covenants requiring the maintenance of certain financial ratios. The final installment of the then-outstanding principal and interest will be due on September 17, 2019. We intend to repay the Credit Facility using our liquid resources, using cash provided by operations, or refinancing the then-outstanding amount. To the extent that liquid resources and cash provided by operations are not adequate to meet long-term capital requirements or we are not able to refinance, we plan to raise additional capital by accessing the capital markets. There can be no assurance that we will be able to raise additional capital.

The foregoing summary of certain material terms of the Credit Facility is qualified in its entirety by the terms of the Credit Facility, which is filed as an exhibit to our Current Report on Form 8-K, dated as of September 17, 2015 and filed on September 23, 2015 and which is incorporated herein by reference. The foregoing summary may not contain all of the information about the Credit Facility that is important to you. We encourage you to read the Credit Facility carefully and in its entirety.

Item 11.  Additional Information.

The information set forth in “Forward-Looking Statements” on page 1 of the Offer to Purchase is incorporated herein by reference and hereby amended by deleting the second sentence of the first paragraph in its entirety.

Item 11 of Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

“On September 23, 2015, Hennessy Advisors, Inc. issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York City time, on September 18, 2015.  A copy of such press release was filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated September 17, 2015, as filed on September 23, 2015 and is incorporated herein by reference.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(ii)
Press release announcing the preliminary results of the Offer, dated September 23, 2015 (incorporated by reference from the Company’s Current Report on Form 8-K dated September 17, 2015 (SEC File No. 000-49872), as filed on September 23, 2015)

(b)(4)
Term Loan Agreement among Hennessy Advisors, Inc., U.S. Bank National Association and California Bank & Trust, dated September 17, 2015 (incorporated by reference from the Company’s Current Report on Form 8-K dated September 17, 2015 (SEC File No. 000-49872), as filed on September 23, 2015)

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2015	HENNESSY ADVISORS, INC.

	By:	/s/ Neil J. Hennessy
Neil J. Hennessy
Chairman, President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Offer to Purchase, dated August 20, 2015 (incorporated by reference from the Company’s Schedule TO (SEC File No. 005-78675), as filed on August 20, 2015)

(a)(1)(ii)
Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference from the Company’s Schedule TO (SEC File No. 005-78675), as filed on August 20, 2015)

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference from the Company’s Schedule TO (SEC File No. 005-78675), as filed on August 20, 2015)

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference from the Company’s Schedule TO (SEC File No. 005-78675), as filed on August 20, 2015)

(a)(1)(v)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference from the Company’s Schedule TO (SEC File No. 005-78675), as filed on August 20, 2015)

(a)(1)(vi)	Letter to Direct Shareholders (incorporated by reference from the Company’s Schedule TO (SEC File No. 005-78675), as filed on August 20, 2015)

(a)(5)(i)	Press release announcing the commencement of the Offer, dated August 20, 2015 (incorporated by reference from the Company’s Schedule TO (SEC File No. 005-78675), as filed on August 20, 2015)

(a)(5)(ii)
Press release announcing the preliminary results of the Offer, dated September 23, 2015 (incorporated by reference from the Company’s Current Report on Form 8-K dated September 17, 2015 (SEC File No. 000-49872), as filed on September 23, 2015)

(b)(1)
Second Amended and Restated Loan Agreement between Hennessy Advisors, Inc. and U.S. Bank National Association, dated October 26, 2012 (incorporated by reference from the Company’s Current Report on Form 8-K dated October 26, 2012 (SEC File No. 000-49872), as filed on November 1, 2012)

(b)(2)
First Amendment to Second Amended and Restated Loan Agreement and Note between Hennessy Advisors, Inc. and U.S. Bank National Association, dated November 1, 2013 (incorporated by reference from the Company’s Current Report on Form 8-K dated November 1, 2013 (SEC File No. 000-49872), as filed on November 4, 2013)

(b)(3)
Credit Facility Commitment Letter between U.S. Bank National Association and Hennessy Advisors, Inc., dated August 18, 2015 (incorporated by reference from the Company’s Schedule TO (SEC File No. 005-78675), as filed on August 20, 2015)

(b)(4)
Term Loan Agreement among Hennessy Advisors, Inc., U.S. Bank National Association and California Bank & Trust, dated September 17, 2015 (incorporated by reference from the Company’s Current Report on Form 8-K dated September 17, 2015 (SEC File No. 000-49872), as filed on September 23, 2015)

(d)(1)
Hennessy Advisors, Inc. 2013 Omnibus Incentive Plan (incorporated by reference to Appendix A of the Company’s definitive proxy statement on Schedule 14A for the Company’s Annual Meeting of Shareholders held on January 17, 2013 (SEC File No. 000-49872), as filed on December 14, 2012)

(d)(2)
Hennessy Advisors, Inc. Amended and Restated 2013 Omnibus Incentive Plan (incorporated by reference to Appendix A of the Company’s definitive proxy statement on Schedule 14A for the Company’s Special Meeting of Shareholders held on March 26, 2014 (SEC File No. 000-49872), as filed on February 21, 2014)

(d)(3)
Form of Restricted Stock Unit Award Agreement for Employees (incorporated by reference from the Company’s Current Report on Form 8-K dated September 16, 2013 (SEC File No. 000-49872), as filed on September 18, 2013)

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(d)(4)
Form of Restricted Stock Unit Award Agreement for Directors (incorporated by reference from the Company’s Current Report on Form 8-K dated September 16, 2013 (SEC File No. 000-49872), as filed on September 18, 2013)

(d)(5)
Form of Stock Option Award Agreement for Employees (incorporated by reference from the Company’s Current Report on Form 8-K dated September 16, 2013 (SEC File No. 000-49872), as filed on September 18, 2013)

(d)(6)
Form of Stock Option Award Agreement for Directors (incorporated by reference from the Company’s Current Report on Form 8-K dated September 16, 2013 (SEC File No. 000-49872), as filed on September 18, 2013)

(d)(7)
Amended and Restated Employment Agreement, dated as of October 8, 2012, between the registrant and Neil J. Hennessy (incorporated by reference from the Company’s Current Report on Form 8-K dated October 8, 2012 (SEC File No. 000-49872), as filed on October 10, 2012)

(d)(8)
Second Amended and Restated Employment Agreement, dated as of February 21, 2014, between Hennessy Advisors, Inc. and Neil J. Hennessy (incorporated by reference from the Company’s Current Report on Form 8-K dated February 21, 2014 (SEC File No 000-49872), as filed on February 21, 2014)

(g)	None

(h)	None

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